UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
September 23, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Press Presse

Munich, September 23, 2008
Siemens to establish non-profit foundation — Endowment of roughly €400 million
Löscher: “An expression of our sustainable commitment to society”
A commitment to the welfare of society has been a key component of Siemens’ company culture ever since its founding. In a move to enhance the sustainability and visibility of its corporate citizenship activities, Siemens is establishing a non-profit organization — the Siemens Foundation. The corporate citizenship activities of Siemens AG will be bundled in this new organization. “Siemens has been highly committed to fostering social welfare for 160 years. The Siemens Foundation will carry on this tradition while showcasing the sustainability of our commitment to corporate citizenship” said Siemens President and CEO Peter Löscher. Headquartered in Munich, the foundation will focus primarily on technology, education, charitable programs, the arts and culture. It will begin operations as an independent entity in early 2009 with an endowment of about €400 million. The Siemens Foundation will be subject to state supervision by the government of Upper Bavaria.
The task of the Siemens Foundation will be to coordinate and further improve the company’s broad range of corporate citizenship activities around the globe. As a first step, Siemens will transfer its company-wide Siemens Generation21 and Siemens Caring Hands programs to the foundation. The foundation will be subject to state supervision by the government of Upper Bavaria and will perform its tasks independently of the company.
Siemens will provide the foundation with an endowment of some €400 million, which will be earmarked exclusively to support not-for-profit activities. The foundation will focus on topics of importance to society, such the utilization of innovative technologies to improve living conditions, the enhancement of educational opportunities, climate change, cultural developments and demographic change. It will operate both as a patron at the national and international levels and as an active partner in projects worldwide.

1/2

Siemens AG	Media Relations: Jessika Gallitz
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36392
Wittelsbacherplatz 2, 80333 Munich	E-mail: jessikamaud.gallitz@siemens.com
Germany	Siemens AG
Reference number: AXX200809.82 e	Wittelsbacherplatz 2, 80333 Munich

The Siemens Foundation will be managed by a board comprising several members. The work of the board will be supported, advised and monitored by the foundation’s council, headed by the president of the foundation.
Corporate citizenship has a long tradition at Siemens:

1849	Health insurance and funeral benefit fund established for machine construction workers
1858	Profit-sharing scheme introduced for employees (inventory bonuses for wage workers)
1872	Pension and survivors’ benefit fund established for employees
1873	9 hour workday introduced
1886	Meal facilities established
1888	First company physician appointed
1891	8.5 hours established as length of regular workday
End of the 19th century	Apprenticeship training programs introduced
1906	Company library established
1908	Siemens health insurance fund established
1910	Recreational complex for employees opened
1922	Recreational complex for employees’ children opened
1973	Training and educational facilities established at major company locations
1969	Employee share program launched
1987	Siemens Culture Program (now Siemens Arts Program) established
1997	Youth and Knowledge Program launched
2000	Corporate Citizenship Report published for the first time
2001	Siemens Foundation established in the U.S.
2003	Partnership with UNICEF launched
2005	The Siemens Caring Hands international charitable program and Siemens Generation21 education program launched
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.

2/2

Siemens AG	Media Relations: Jessika Gallitz
Corporate Communications and Government Affairs	Telephone: (+49 89) 636-36392
Wittelsbacherplatz 2, 80333 Munich	E-mail: jessikamaud.gallitz@siemens.com
Germany	Siemens AG
Reference number: AXX200809.82 e	Wittelsbacherplatz 2, 80333 Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: September 23, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling